BERRY PLASTICS GROUP, INC
101 Oakley Street
Evansville IN 47710

February 12, 2016
VIA EDGAR AND E-MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010
Attention:             Melissa N. Rocha
Tracey Houser

RE:        Berry Plastics Group, Inc.
Form 10-K for Fiscal Year Ended September 26, 2015
Filed November 23, 2015
File No. 1-35672

Dear Ms. Rocha and Ms. Houser:

Please find below the responses of Berry Plastics Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of February 1, 2016 regarding the Company’s Form 10-K for Fiscal Year Ended September 26, 2015 (the “Form 10-K”).  Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Form 10-K for the Fiscal Year Ended September 26, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Discussion of Results of Operations for Fiscal 2015 Compared to Fiscal 2014, page 12

1. Please expand your discussion and analysis of your consolidated results of operations to include other comprehensive (loss) income as it relates to comprehensive income.  Specifically, we note that the components of other comprehensive loss resulted in the recognition of comprehensive income of $10 million as compared to consolidated net income of $86 million for fiscal year 2015 primarily due to currency translation and changes in the fair value of interest rate hedges accounted for as cash flow hedges.  For currency translation adjustment, please provide a comprehensive discussion and analysis of the foreign currencies and transactions generating the foreign currency translation adjustments.  For changes in the fair value of the interest rate hedges, please include a discussion and analysis of how the changes in the material assumptions led to the adjustment recognized.

In future filings the Company will provide disclosure related to material movements in comprehensive income within the Management’s Discussion and Analysis of Financial Condition and Results of Operations. Set forth below is an example of such disclosure for fiscal 2015:

“The $27 million decrease in comprehensive income (loss) from fiscal 2014 is primarily attributed to a $29 million increase in currency translation losses and a $19 million decline in the fair value of interest rate hedges, net of tax, partially offset by higher net income.  Currency translation losses are primarily related to non-U.S. subsidiaries with a functional currency other than U.S. Dollars whereby assets and liabilities are translated from the respective functional currency into U.S. Dollars using period-end exchange rates.  The change in currency translation losses were primarily attributed to locations utilizing the Mexican peso and Canadian dollar as the functional currency.  Also as part of the overall risk management, the Company uses derivative instruments to reduce exposure to changes in interest rates attributed to the Company’s floating-rate borrowings and records changes to the fair value of these instruments in Accumulated other comprehensive income.  The $19 million decline in fair value of these instruments in fiscal 2015 versus 2014 is primarily attributed to a decrease in the forward interest curve between measurement dates.”

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 20

2. We note that foreign currency exchange rates materially impacted your consolidated statements of income and consolidated statements of comprehensive income. Please expand your disclosure to provide the disclosures required by Item 305 of Regulation S-K, including a discussion of the specific foreign currency rate exposures that represent the primary risk of loss.

We acknowledge the Staff’s comment and in future filings will expand our disclosure to include the primary foreign currency rate exposures.  Set forth below is an example of such disclosure:

“Foreign Currency Exchange Rates

As a global company, we face foreign currency risk exposure from fluctuating currency exchange rates, primarily the U.S. Dollar against the euro, Brazilian real, Argentine peso, Chinese yuan, Canadian dollar and Mexican peso.  Significant fluctuations in currency exchange rates can have a substantial impact, either positive or negative, on our revenue, cost of sales, operating expenses, and our future consolidated results of operations.  Currency translation gains and losses are primarily related to non-U.S. subsidiaries with a functional currency other than U.S. Dollars whereby assets and liabilities are translated from the respective functional currency into U.S. Dollars using period-end exchange rates, which impact our comprehensive income (loss).  In order to manage our foreign currency risk on our intercompany loans, we enter into foreign currency forward contracts to offset potential foreign currency exchange gains or losses.  A 10% change in our foreign currency forward contracts would not result in a material change to our financial statements.”

*           *           *           *

In response to the Staff’s request for written confirmation from Berry Plastics regarding its disclosure obligations and the Commission’s comment process, I hereby confirm on behalf Berry Plastics that:

•	Berry Plastics is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Berry Plastics may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me (812-424-2904) if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

/s/Mark W. Miles
Mark W. Miles
Chief Financial Officer
Berry Plastics Group, Inc.